SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Resolution on Convening of Annual General Meeting of Shareholders

On February 17, 2022, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) approved and ratified to convene the 37th Annual General Meeting of Shareholders for the fiscal year of 2021 as set forth below:

1.	Date & Time:

- 9:30 A.M., March 23, 2022 (Wednesday)

2.	Venue:

- Learning Center, LG Display Paju Display Cluster, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea (provided, however, in the cases of extraordinary circumstances, the Chief Executive Officer will have the authority to change the venue)

3.	Agenda for Meeting

1)	For Reporting:

a.	Audit Committee’s Audit Report

b.	Fiscal Year 2021 Business Report

c.	Report on operation of internal accounting management system

2)	For Approval:

a.	The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2021

b.	Amendment to Articles of Incorporation

c.	Appointment of Director*

d.	Appointment of Audit Committee Member*

e.	Remuneration Limit for Directors in 2022

4.	Resolution of Board of Directors

- Date: February 17, 2022

- Attendance of Outside Directors: 3 out of 4 outside directors

*	Details of Directors:

1.	Name: Beom Jong Ha (Non-standing Director)

1)	Date of birth: July, 1968

2)	Candidate for Outside Director: None

3)	Nominator: Board of Directors

4)	Appointment Term: 3 years

5)	Type of appointment: Newly Appointed

6)	Main experience

•	Head of Finance & Accounting Team of LG Corp. (2018~2021)

•	Head of Finance Team of LG Corp. (2013~2018)

7)	Present position: President of Finance & Accounting Team, Leader of Business Support Group of LG, Inc. (2021~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Mr. Beomjong Ha has gained many years of expertise working in finance & accounting, financial management, business consulting and business support group at major affiliates of the Company, including LG Corp, LG Chem and LG International. He is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company and its business environment.

2.	Name: Sung Hyun Kim (Inside Director)

1)	Date of birth: December, 1967

2)	Candidate for Outside Director: None

3)	Nominator: Board of Directors

4)	Appointment Term: 3 years

5)	Type of appointment: Newly Appointed

6)	Main experience

•	Senior Vice president of Finance & Risk Management Team of LG Display (2018~2021)

•	Vice president of Finance & Risk Management Team of LG Uplus (2011~2018)

•	Vice president of Finance & Risk Management / IR Division of LG Uplus (2010)

7)	Present position: CFO, Senior Vice President of LG Display (2021~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Mr. Sunghyun Kim has gained many years of expertise working in finance & accounting, finance & risk management, and investor relations at major affiliates of the Company, including LG Corp, LG Electronics and LG Uplus. As the Company’s current CFO, He is expected to make positive contributions to the Company’s management decision-making and development through his sound understanding of, and interest in, the Company and its business environment.

3.	Name: Chang Yang Lee (Outside Director / Audit Committee Member)

1)	Date of birth: September, 1962

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 3 years

5)	Type of appointment: Reappointed

6)	Main experience: Policy making at the Ministry of Trade and Industry of Korea (1999~2000)

7)	Present position: Professor of Economics and Public Policy, KAIST (2000~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Ever Since his appointment, Mr. Changyang Lee has diligently served his duties as an outside director of the BOD, Audit Committee, Outside Director Nomination Committee, ESG Committee and Internal Transaction Committee. As a leading industrial policy expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company’s business lines.

4.	Name: Chung Hae Kang (Outside Director / Audit Committee Member)

1)	Date of birth: May, 1964

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 3 years

5)	Type of appointment: Newly Appointed

6)	Main experience

•	Vice President of Korean Environmental Law Association (2015~)

•	Non Standing member of Electricity Regulatory Committee at Ministry of Trade, Industry and Energy of Korea (2021~)

7)	Present position: Professor of University of Seoul Law School (2005~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Ms. Chunghae Kang is an expert in Environmental Law, Company Law, and Financial Law, and she is expected to make positive contributions in relation to ESG (Environmental, Social, and Governance) matters, which have become a key area of focus for business management. As an expert in law matters with a wide array of experience, she is expected to make positive contributions to the Company’s development as a director.

5.	Name: Byung Ho Lee (Audit Committee Member)

1)	Date of birth: July, 1964

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 2 years

5)	Type of appointment: Newly Appointed

6)	Main experience

•	President, Optical Society of Korea (2019~2020)

•	President, The Korean Information Display Society (2021~)

7)	Present position

•	Professor, Electrical and Computer Engineering, Seoul National University (1994~)

•	Outside Director of LG Display (Appointed Mar, 2021)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Ever Since his appointment, Mr. Byungho Lee has diligently served his duties as an outside director of the BOD, ESG Committee, Internal Transaction Committee and Outside Director Nomination Committee. As a leading industrial technology expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company’s business lines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 18, 2022	By: /s/ Suk Heo
(Signature)
	Name:	Suk Heo
	Title:	Director/Head of IR Division